Société Anonyme Holding R.C. Luxembourg B. 12179 Registered Office: 23, avenue Monterey L-2086 Luxembourg	Mailing address: c/o Stolt-Nielsen Ltd. Aldwych House 71-91 Aldwych London WC2B 4HN England

NOTICE OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS ON OCTOBER 17, 2002

         An Extraordinary General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, October 17, 2002 at 2:00 P.M. local time for the following purpose:

    To approve the recommendation of the Audit Committee and of the Board of Directors of the Company to elect Deloitte & Touche S.A. as the Auditors of the Company for both the unconsolidated and consolidated financial statements of the Company for a term to expire at the next Annual General Meeting of Shareholders.

        The Extraordinary General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation.

        The Board of Directors of the Company has determined that Common Shareholders of record as of the close of business on September 9, 2002 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

JACOB STOLT-NIELSEN Chairman of the Board

Dated:    September 16, 2002

To assure your representation at the Extraordinary General Meeting of Shareholders, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.